Exhibit 99.1

Thomson Reuters Reports Third-Quarter 2026 Results

TORONTO, November 3, 2026 - Thomson Reuters (TSX/Nasdaq: TRI) today reported results for the third quarter ended September 30, 2026:

●	Strong revenue growth in the third quarter
¡	Total company revenues up 10%
¡	Organic revenues up 10% in total and 10% for the “Big 3” segments (Legal Professionals, Corporates and Tax, Audit & Accounting Professionals)
●	Closed the sale of a 51% stake in the Global Print business to capital accounts advised by KKR for gross proceeds of approximately $500 million on October 1, 2026
●	Updated full-year 2026 outlook for the total company to exclude Global Print business
¡	Total revenue growth of approximately 9.5% and organic revenue growth of approximately 8.5% - 9.0%
¡	Adjusted EBITDA margin of approximately 39%
¡	Revenue growth and adjusted EBITDA margin guidance for the “Big 3” segments are unchanged from 2026 outlook communicated on August 5, 2026
●	Issued $1.3 billion and Canadian (CDN) $1.0 billion of notes for total proceeds of approximately $2.0 billion in September 2026
●	Completed $600 million share repurchase program announced in February 2026

“We are pleased with our third-quarter momentum, as revenue growth and margins came in ahead of our prior expectations,” said Steve Hasker, President and CEO of Thomson Reuters. “Customer engagement with the next generation of CoCounsel Legal has been very encouraging, and we are excited about the recent launch of the next generation of CoCounsel Tax, Audit & Accounting. Customer discussions around commercial opportunities for Thomson LLM continue, and we remain optimistic about its potential. We are confident in the growing success of our innovation engine, which positions us well to deliver sustainable growth and long-term value for shareholders.”

Consolidated Financial Highlights - Three Months Ended September 30

Three months ended September 30,(2) (Millions of U.S. dollars, except for EPS) (unaudited)
	2026	2025	Change
IFRS Financial Measures(1)
Revenues	$1,833	$1,658	10%
Operating profit	$402	$517	-22%
Diluted earnings per share (EPS)	$0.78	$0.94	-17%
Net cash provided by operating activities	$599	$704	-15%

	2026	2025	Change	Change at Constant Currency
Non-IFRS Financial Measures(1)
Revenue growth in constant currency				10%
Organic revenue growth				10%
Adjusted EBITDA	$651	$593	10%	9%
Adjusted EBITDA margin	35.5%	35.8%	-30bp	-30bp
Adjusted EPS	$0.81	$0.71	14%	13%
Free cash flow	$408	$526	-23%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

(2)  In the three and nine months ended September 30, 2026, the Global Print business was reported as discontinued operations. Prior-year period amounts have been revised to conform to the current period’s presentation, as appropriate.

Thomson Reuters Reports Third-Quarter 2026 Results

Revenues increased 10% due to 9% growth in recurring revenues (88% of total revenues) and 27% growth in transactions revenues. Foreign currency and net acquisitions and disposals did not have a significant impact on total company revenue growth.

●	Organic revenues increased 10% reflecting 8% growth in recurring revenues and 23% growth in transactions revenues.
●	The company’s “Big 3” segments reported organic revenue growth of 10% and collectively comprised 88% of total revenues.

Operating profit decreased 22% primarily related to a prior-year period other operating gain from the sale of the company’s remaining minority equity interest in the Elite business, and to a lesser extent, higher amortization of software in the current period, partly offset by the net impact of higher revenues and operating expenses.

●

Adjusted EBITDA, which excludes other operating gains, amortization of software, as well as other adjustments, increased 10% and the related margin decreased to 35.5% from 35.8% in the prior-year period. Foreign currency had no impact on the year-over-year change in adjusted EBITDA margin.

Diluted EPS decreased to $0.78 per share compared to $0.94 per share in the prior-year period, primarily due to lower operating profit, partly offset by lower income tax expense and a benefit from a reduction in weighted-average common shares outstanding.

●

Adjusted EPS increased to $0.81 per share compared to $0.71 per share in the prior-year period, primarily due to higher adjusted EBITDA and a benefit from a reduction in weighted-average common shares outstanding, partly offset by higher amortization of internally developed software and higher net interest expense.

Net cash provided by operating activities decreased by $105 million as higher cash benefits from the net impact of higher revenues and operating expenses were more than offset by certain unfavorable changes in working capital and higher income tax payments.

●	Free cash flow decreased by $118 million primarily due to lower net cash provided by operating activities and higher capital expenditures.

Thomson Reuters Reports Third-Quarter 2026 Results

Highlights by Customer Segment – Three Months Ended September 30

(Millions of U.S. dollars) (unaudited)

	Three months ended
	September 30,		Change
	2026	2025(2)	Total	Constant Currency(1)	Organic(1)(3)

Revenues
Legal Professionals	$788	$721	9%	9%	9%
Corporates	544	489	11%	11%	10%
Tax, Audit & Accounting Professionals	276	247	11%	10%	10%

“Big 3” Segments Combined(1)	1,608	1,457	10%	10%	10%
Reuters	232	207	12%	13%	12%
Eliminations/Rounding	(7)	(6)

Total Revenues	$1,833	$1,658	10%	10%	10%

Adjusted EBITDA(1)
Legal Professionals	$368	$353	4%	4%
Corporates	197	177	11%	10%
Tax, Audit & Accounting Professionals	83	76	10%	8%

“Big 3” Segments Combined(1)	648	606	7%	6%
Reuters	56	42	37%	37%
Corporate Center(4)	(53)	(55)	n/a	n/a

Total Adjusted EBITDA	$651	$593	10%	9%

Adjusted EBITDA Margin(1)
Legal Professionals	46.6%	49.0%	-240bp	-250bp
Corporates	36.2%	36.3%	-10bp	-40bp
Tax, Audit & Accounting Professionals	30.2%	30.6%	-40bp	-70bp
“Big 3” Segments Combined(1)	40.3%	41.7%	-140bp	-150bp
Reuters	24.3%	19.9%	440bp	450bp
Total Adjusted EBITDA Margin	35.5%	35.8%	-30bp	-30bp

(1)  The company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue.

(2)  For comparative purposes, 2025 segment results have been revised to reflect the current period presentation. For additional information, including a summary of how the changes impacted results for the three and nine months ended September 30, 2025, see the “Revision to Prior-Year Results” section of this news release.

(3)  Computed for revenue growth only.

(4)  Corporate Center includes costs for centrally managed functions and certain content and editorial costs associated with our former Global Print business.

n/a:  not applicable

Thomson Reuters Reports Third-Quarter 2026 Results

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (which excludes the impact of foreign currency) as the company believes this provides the best basis to measure performance.

Legal Professionals

Revenues increased 9% at constant currency, all organic.

●	Recurring revenues increased 9% (97% of total, all organic). Organic revenue growth was primarily driven by Westlaw and CoCounsel Legal.
●	Transactions revenues increased 20% (3% of total, all organic) primarily driven by CLEAR.

Adjusted EBITDA increased 4% to $368 million.

●	The margin decreased to 46.6% from 49.0%, reflecting higher technology and other costs.

Corporates

Revenues increased 11% at constant currency. Organic revenue growth was 10%.

●	Recurring revenues increased 8% (86% of total, all organic). Organic revenue growth was primarily driven by CoCounsel Legal, Pagero, CLEAR and the segment’s international businesses.
●	Transactions revenues increased 32% (14% of total, 23% organic). Organic revenue growth was primarily driven by Pagero, Indirect Tax, Additive, and the segment’s international businesses.

Adjusted EBITDA increased 11% to $197 million.

●	The margin decreased to 36.2% from 36.3%. Foreign currency benefited the year-over-year change in adjusted EBITDA margin by 30 basis points.

Tax, Audit & Accounting Professionals

Revenues increased 10% at constant currency, all organic.

●

Recurring revenues increased 10% (73% of total, all organic). Organic revenue growth was primarily driven by tax and audit products, including GoSystem, CoCounsel Tax, Audit & Accounting, Cloud Audit Suite, and the segment’s Latin America business.

●	Transactions revenues increased 11% (27% of total, all organic). Organic revenue growth was primarily driven by SafeSend, SurePrep and Additive.

Adjusted EBITDA increased 10% to $83 million.

●	The margin decreased to 30.2% from 30.6%. Foreign currency benefited the year-over-year change in adjusted EBITDA margin by 30 basis points.

The Tax, Audit & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Thomson Reuters Reports Third-Quarter 2026 Results

Reuters

Revenues increased 13% at constant currency (12% organic), primarily due to higher generative AI content licensing revenues which were largely transactional in nature as well as higher Agency and Professional revenues, and a contractual price increase from the company’s news agreement with the Data & Analytics business of London Stock Exchange Group.

Adjusted EBITDA increased 37% to $56 million and the margin increased to 24.3% from 19.9% driven by the higher transactions revenues.

Corporate Center

Corporate Center costs were $53 million compared to $55 million in the prior-year period.

Consolidated Financial Highlights - Nine Months Ended September 30

Nine months ended September 30,(2) (Millions of U.S. dollars, except for EPS) (unaudited)
	2026	2025	Change
IFRS Financial Measures(1)
Revenues	$5,651	$5,113	11%
Operating profit	$1,471	$1,370	7%
Diluted EPS	$2.83	$2.59	9%
Net cash provided by operating activities	$2,024	$1,895	7%

	2026	2025	Change	Change at Constant Currency
Non-IFRS Financial Measures(1)
Revenue growth in constant currency				10%
Organic revenue growth				9%
Adjusted EBITDA	$2,140	$1,930	11%	10%
Adjusted EBITDA margin	37.9%	37.6%	30bp	40bp
Adjusted EPS	$2.78	$2.43	14%	14%
Free cash flow	$1,467	$1,369	7%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

(2)  In the three and nine months ended September 30, 2026, the Global Print business was reported as discontinued operations. Prior-year period amounts have been revised to conform to the current period’s presentation, as appropriate.

Thomson Reuters Reports Third-Quarter 2026 Results

Revenues increased 11% due to 9% growth in recurring revenues (85% of total revenues) and 18% growth in transactions revenues. Total company revenue growth benefited approximately 1% from foreign currency and 1% from net acquisitions and disposals.

●	Organic revenues increased 9% reflecting 8% growth in recurring revenues and 13% growth in transactions revenues.
●	The company’s “Big 3” segments reported organic revenue growth of 9% and collectively comprised 89% of total revenues.

Operating profit increased 7% as the net impact of higher revenues and operating expenses was partly offset by higher other operating gains in the prior-year period which included a gain on the sale of the company’s remaining minority equity interest in the Elite business, as well as higher amortization of software in the current period.

●

Adjusted EBITDA, which excludes other operating gains, amortization of software, as well as other adjustments, increased 11% and the related margin increased to 37.9% from 37.6% in the prior-year period. Foreign currency negatively impacted the year-over-year change in adjusted EBITDA margin by 10 basis points.

Diluted EPS increased to $2.83 per share compared to $2.59 per share in the prior-year period, primarily due to higher operating profit and, to a lesser extent, a benefit from a reduction in weighted-average common shares outstanding.

●

Adjusted EPS increased to $2.78 per share compared to $2.43 per share in the prior-year period, primarily due to higher adjusted EBITDA and a benefit from a reduction in weighted-average common shares outstanding, partly offset by higher amortization of internally developed software and higher net interest expense.

Net cash provided by operating activities increased by $129 million primarily due to higher cash benefits from the net impact of higher revenues and operating expenses, partly offset by certain unfavorable changes in working capital and higher income tax payments.

●	Free cash flow increased by $98 million primarily due to higher net cash provided by operating activities, partly offset by higher capital expenditures.

Thomson Reuters Reports Third-Quarter 2026 Results

Highlights by Customer Segment – Nine Months Ended September 30

(Millions of U.S. dollars) (unaudited)

	Nine months ended
	September 30,		Change
	2026	2025(2)	Total	Constant Currency(1)	Organic(1)(3)

Revenues
Legal Professionals	$2,316	$2,113	10%	9%	9%
Corporates	1,689	1,517	11%	10%	10%
Tax, Audit & Accounting Professionals	997	879	13%	12%	10%

“Big 3” Segments Combined(1)	5,002	4,509	11%	10%	9%
Reuters	673	621	8%	8%	7%
Eliminations/Rounding	(24)	(17)

Total Revenues	$5,651	$5,113	11%	10%	9%

Adjusted EBITDA(1)
Legal Professionals	$1,104	$1,028	7%	7%
Corporates	640	564	14%	13%
Tax, Audit & Accounting Professionals	424	394	8%	6%

“Big 3” Segments Combined(1)	2,168	1,986	9%	8%
Reuters	138	126	10%	15%
Corporate Center(4)	(166)	(182)	n/a	n/a

Total Adjusted EBITDA	$2,140	$1,930	11%	10%

Adjusted EBITDA Margin(1)
Legal Professionals	47.7%	48.6%	-90bp	-100bp
Corporates	37.9%	37.2%	70bp	80bp
Tax, Audit & Accounting Professionals	42.5%	43.9%	-140bp	-130bp
“Big 3” Segments Combined(1)	43.3%	43.9%	-60bp	-50bp
Reuters	20.5%	20.2%	30bp	120bp
Total Adjusted EBITDA Margin	37.9%	37.6%	30bp	40bp

(1)  The company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue.

(2)  For comparative purposes, 2025 segment results have been revised to reflect the current period presentation. For additional information, including a summary of how the changes impacted results for the three and nine months ended September 30, 2025, see the “Revision to Prior-Year Results” section of this news release.

(3)  Computed for revenue growth only.

(4)  Corporate Center includes costs for centrally managed functions and certain content and editorial costs associated with our former Global Print business.

n/a:  not applicable

Thomson Reuters Reports Third-Quarter 2026 Results

Global Print Transaction

On October 1, 2026, Thomson Reuters completed the sale of a 51% stake in its Global Print business to capital accounts advised by KKR, with the two parties forming a joint venture to operate the Global Print business, now operating as Westbridge Print. Thomson Reuters received approximately $500 million in gross proceeds at closing and retained a 49% equity interest in the joint venture. Westbridge Print, an independent company, serves legal and tax professionals across 13 countries and provides commercial printing services to book publishers across a wide range of markets. Thomson Reuters maintains intellectual property rights and full editorial control over its content portfolio.

Beginning in the fourth quarter of 2026, Westbridge Print will pay a royalty to Thomson Reuters equal to 20% of its Professional revenues (approximately 85% – 90% of its total revenues) for the exclusive license to distribute the company’s intellectual property in print and on ProView, its eBook platform. Additionally, Westbridge Print entered a multi-year agreement whereby it will reimburse the company for certain transition services as the joint venture migrates to a stand-alone entity. The royalty and transition services reimbursement are largely expected to offset the stranded costs from the separation. As a result, the company expects the impact from the Global Print transaction to be approximately neutral to its adjusted EBITDA margin following the transaction close, as well as 60 – 70 basis points accretive to its annual organic revenue growth rate.

As part of the transaction, Thomson Reuters has agreed to provide certain financial support designed to give KKR a minimum return on its equity investment in the joint venture under certain circumstances. The company also expects to record a pre-tax gain on the transaction in the fourth quarter of 2026.

Updated 2026 Outlook

On August 5, 2026, Thomson Reuters provided a full year 2026 outlook for the company, which included its Global Print business (August 2026 outlook). On November 3, 2026, the company updated its 2026 full-year outlook for the total company to remove and reflect the results of its Global Print business as discontinued operations (November 2026 outlook). As a result, the financial measures presented for the total company in its November 2026 outlook were updated to reflect its expected performance on a continuing operations basis. The company’s November 2026 outlook for its “Big 3” segments was unchanged from its August 2026 outlook.

In addition to the updates to reflect the November 2026 outlook on a continuing operations basis, the company also raised its full year 2026 outlook for net interest expense to approximately $190 million representing the upper end of the $180 million - $190 million range from the company’s August 2026 outlook. The company’s updated outlook for net interest expense incorporates the recent debt issuance and the proceeds from the Global Print transaction. The company also adjusted its November 2026 outlook for depreciation and amortization of software.

The table below presents the company’s November 2026 outlook on a continuing operations basis, which excludes the Global Print business, as well as the August 2026 outlook, which includes Global Print. Both full year 2026 outlooks assume constant currency rates and exclude the impact of any future acquisitions or dispositions that may occur during the remainder of the year. Thomson Reuters believes that this type of guidance provides useful insight into the anticipated performance of its businesses.

The company’s August 2026 and November 2026 outlooks are forward-looking information that are subject to risks and uncertainties (see “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions”). In particular, the company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth, and an evolving interest rate and inflationary backdrop. Any worsening of the global economic or business environment, among other factors, could impact the company’s ability to achieve its outlook.

Thomson Reuters Reports Third-Quarter 2026 Results

Reported and Revised Full-Year 2025 Results; August 2026 and November 2026 Full-Year Outlook

	Including Global Print		Continuing Operations

Total Thomson Reuters	FY 2025 Reported	FY 2026 Outlook 8/5/2026	FY 2025 Revised	FY 2026 Outlook 11/3/2026

Total Revenue Growth	3%(4)	~ 8.0%	4%(4)	~ 9.5%

Organic Revenue Growth(1)	7%	~ 8.0%	8%	8.5% - 9.0%

Adjusted EBITDA Margin(1)	39.2%	+100bps vs 2025	37.4%	~ 39%

Corporate Center(2)	$118 million	$115 - $125 million	$252 million	$190 - $195 million

Free Cash Flow(1)(3)	$1.95 billion	~ $2.1 billion	$1.95 billion	~ $2.1 billion

Accrued Capex as % of Revenues(1)	8.2%	~ 8.0%	8.8%	8.5% - 9.0%

Depreciation & Amortization of Software	$832 million	$890 - $910 million	$823 million	~ $900 million
Depreciation & Amortization of Internally Developed Software	$626 million	$680 - $690 million	$617 million	~ $670 million
Amortization of Acquired Software	$206 million	$210 - $220 million	$206 million	~ $230 million

Net Interest Expense	$143 million	$180 - $190 million	$143 million	~ $190 million

Effective Tax Rate on Adjusted Earnings(1)	18.5%	~ 19%	18.8%	~ 19%

“Big 3” Segments(1)	FY 2025 Reported	FY 2026 Outlook 8/5/2026	FY 2025 Revised	FY 2026 Outlook 11/3/2026

Total Revenue Growth	4%(4)	9.5% - 10.0%	4%(4)	9.5% - 10.0%

Organic Revenue Growth	9%	9.5% - 10.0%	9%	9.5% - 10.0%

Adjusted EBITDA Margin	43.6%	+100bps vs 2025	43.6%	+100bps vs 2025

(1)

The company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

(2)

Corporate Center includes costs for centrally managed functions and, on a continuing operations basis, certain content and editorial costs associated with our former Global Print business. Starting October 1, 2026, Corporate Center will also include a royalty paid to Thomson Reuters from Westbridge Print and fees for certain transition services as the joint venture migrates to a stand-alone entity.

(3)	Free cash flow includes continuing and discontinued operations.
(4)	Total revenue growth reflects the impact of the disposals of FindLaw and other non-core businesses in December 2024.

The company expects its fourth-quarter 2026 organic revenue growth to be approximately 8% and its adjusted EBITDA margin to be approximately 42%.

The information in this section is forward-looking. Actual results, which will include the impact of currency, and future acquisitions and dispositions completed during the remainder of 2026 may differ materially from the company’s 2026 outlook. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports Third-Quarter 2026 Results

Debt Issuance

In September 2026, the company issued the following notes:

●	CDN$350 million 4.13% Notes due 2029
●	CDN$350 million 4.48% Notes due 2031
●	CDN$300 million Floating rate notes due 2029
●	$800 million 5.10% Notes due 2028
●	$500 million 5.75% Notes due 2033

The Canadian dollar notes issued were immediately swapped into U.S. dollars by way of cross-currency interest rate swaps. The company used the proceeds of approximately $2.0 billion in aggregate for general corporate purposes, which included repayment of borrowings under its commercial paper program.

Notice of Intent to Voluntarily Delist TR Finance LLC Notes (Nasdaq: TRI43A, TRI40, TRI35)

The company announced today that it has notified the Nasdaq Stock Market LLC (Nasdaq) of its decision to voluntarily delist from the Nasdaq Global Select Market TR Finance LLC’s 4.500% notes due May 23, 2043 (CUSIP: 87268LAC1 / ISIN: US87268LAC19), 5.850% notes due April 15, 2040 (CUSIP: 87268LAB3 / ISIN: US87268LAB36) and 5.500% debentures due August 15, 2035 (CUSIP: 87268LAE7 / ISIN: US87268LAE74) (collectively, the Notes), and its intention to file a Notification of Removal from Listing on Form 25 on or about November 13, 2026 (Form 25) with the US Securities and Exchange Commission (SEC). As a result, the company expects the delisting of the Notes to become effective on or about November 23, 2026, from which time the Notes will no longer be listed on the Nasdaq. The Company has not made arrangements for the listing and/or registration of the Notes on another national securities exchange or quotation medium. The company has decided to delist the Notes from the Nasdaq due to the direct and indirect costs of maintaining the listing. The delisting will not affect the terms of the Notes or TR Finance LLC’s obligations under the indentures governing the Notes, and the Notes will remain outstanding.

$600 Million Share Repurchase Program and Common Shares Outstanding

In February 2026, the company announced its plan to repurchase up to $600 million of additional common shares under an amended Normal Course Issuer Bid that was approved by the TSX. In July 2026, the company completed the program, repurchasing a total of 6.2 million common shares for $600 million.

As of October 30, 2026, Thomson Reuters had approximately 433.5 million common shares outstanding.

Dividends

In February 2026, the company announced a 10% or $0.24 per share annualized increase in the dividend to $2.62 per common share, representing the 33rd consecutive year of dividend increases and the fifth consecutive 10% increase. A quarterly dividend of $0.655 per share is payable on December 10, 2026 to common shareholders of record as of November 18, 2026.

Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA (other than at the customer segment level) and the related margin, free cash flow, adjusted earnings and the effective tax rate on adjusted earnings, adjusted EPS, accrued capital expenditures expressed as a

Thomson Reuters Reports Third-Quarter 2026 Results

percentage of revenues, net debt and leverage ratio of net debt to adjusted EBITDA, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments.

Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for purposes of its outlook only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

REVISION TO PRIOR-YEAR RESULTS

On October 1, 2026, Thomson Reuters completed the sale of a 51% stake in its Global Print business to capital accounts advised by KKR, with the two parties forming a joint venture to operate the Global Print business, now operating as Westbridge Print. In three-month and nine-month periods ended September 30, 2026, the Global Print business was reported as discontinued operations. Prior-year period amounts have been revised to reflect this change. See previous news release, “Thomson Reuters Provides Supplemental Financial Information Following Close of Global Print Transaction” available in the Investor Relations section of thomsonreuters.com and also filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC).

Additionally, in the first quarter of 2026, the company changed its segment reporting to reflect how it currently manages its segments. The change reflects the transfer of certain customers and their related revenues and expenses among the company’s Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segments. These changes impact the financial results of the company’s segments, but do not change its consolidated financial results. The following summarizes the changes to the applicable segment’s reported amounts.

Three months ended September 30, 2025

●	Legal Professionals revenues decreased $7 million to $721 million, adjusted EBITDA decreased $1 million to $353 million and adjusted EBITDA margin increased 30 basis points to 49.0%;
●	Corporates revenues increased $11 million to $489 million, adjusted EBITDA increased $3 million to $177 million and adjusted EBITDA margin decreased 20 basis points to 36.3%; and
●	Tax, Audit & Accounting Professionals revenues decreased $4 million to $247 million, adjusted EBITDA decreased $2 million to $76 million and adjusted EBITDA margin decreased 60 basis points to 30.6%.

Nine months ended September 30, 2025

●	Legal Professionals revenues decreased $17 million to $2,113 million, adjusted EBITDA decreased $1 million to $1,028 million and adjusted EBITDA margin increased 30 basis points to 48.6%;
●	Corporates revenues increased $26 million to $1,517 million, adjusted EBITDA increased $8 million to $564 million and adjusted EBITDA margin decreased 10 basis points to 37.2%; and
●	Tax, Audit & Accounting Professionals revenues decreased $9 million to $879 million, adjusted EBITDA decreased $7 million to $394 million and adjusted EBITDA margin decreased 30 basis points to 43.9%.

Thomson Reuters Reports Third-Quarter 2026 Results

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments, the “2026 Outlook” section, statements related to the closing of the October 1, 2026 Global Print transaction and the corresponding joint venture royalty arrangement and transition services agreement, the provision of certain financial support to KKR, the expected financial impacts from, and pre-tax gain on, the transaction and statements in respect of the voluntary delisting of the Notes from the Nasdaq are forward looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 19-32 in the “Risk Factors” section of the company’s 2025 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters’ annual and quarterly reports are also available in the “Investor Relations” section of thomsonreuters.com.

The company’s 2026 business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its 2026 business outlook. In particular, the global economy has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. The company’s 2026 business outlook assumes that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility, however, these conditions may last substantially longer than expected and any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook and affect its results and other expectations. The company provided a November 2026 outlook and its previously communicated August 2026 outlook for comparative purposes. For a discussion of material assumptions and material risks related to both the November 2026 outlook and August 2026 outlook see pages 18-19 of the company’s second-quarter management’s discussion and analysis (MD&A) for the period ended June 30, 2026. In addition to the material risks and assumptions included in the company’s second-quarter management’s discussion and analysis (MD&A), the November 2026 outlook is subject to an additional material assumption and material risk. The material assumption is that, specific to the November 2026 outlook, the company’s adjusted EBITDA margin outlook anticipates that royalty revenue from the joint venture combined with the transition services reimbursement will offset stranded costs from its former Global Print business. The material risk is that the combined royalty and expense reimbursement will be lower and unable to fully offset stranded costs. The company’s quarterly MD&A and annual report were filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and are also available in the “Investor Relations” section of thomsonreuters.com.

The company has provided an outlook for the purpose of presenting information about current expectations for the period presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Zoe Zanettos Director, Corporate Communications +1 647 202 8948 zoe.zanettos@thomsonreuters.com	INVESTORS Gary Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@thomsonreuters.com

Thomson Reuters will webcast a discussion of its third-quarter 2026 results and its 2026 business outlook today beginning at 8:30 a.m. Eastern Standard Time (EST). You can access the webcast by visiting ir.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Third-Quarter 2026 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
CONTINUING OPERATIONS
Revenues	$1,833	$1,658	$5,651	$5,113
Operating expenses	(1,181)	(1,070)	(3,509)	(3,222)
Depreciation	(24)	(26)	(75)	(77)
Amortization of software	(202)	(181)	(596)	(533)
Amortization of other identifiable intangible assets	(23)	(24)	(72)	(73)
Other operating (losses) gains, net	(1)	160	72	162

Operating profit	402	517	1,471	1,370
Finance costs, net:
Net interest expense	(51)	(38)	(137)	(103)
Other finance income (costs)	2	7	19	(51)

Income before tax and equity method investments	353	486	1,353	1,216
Share of post-tax losses in equity method investments	(5)	(13)	(16)	(23)
Tax expense	(59)	(109)	(235)	(230)

Earnings from continuing operations	289	364	1,102	963
Earnings from discontinued operations, net of tax	50	59	144	207

Net earnings	$339	$423	$1,246	$1,170

Earnings attributable to common shareholders	$339	$423	$1,246	$1,170
Earnings per share:
Basic and diluted earnings per share:
From continuing operations	$0.66	$0.81	$2.50	$2.13
From discontinued operations	0.12	0.13	0.33	0.46

Basic and diluted earnings per share	$0.78	$0.94	$2.83	$2.59

Basic weighted-average common shares	433,709,654	449,783,419	438,884,848	450,244,795

Diluted weighted-average common shares	434,017,155	450,283,728	439,135,684	450,796,588

Thomson Reuters Reports Third-Quarter 2026 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	September 30, 2026	December 31, 2025
Assets
Cash and cash equivalents	$1,394	$511
Trade and other receivables	1,154	1,143
Other financial assets	135	94
Prepaid expenses and other current assets	421	480

Current assets excluding assets held for sale	3,104	2,228
Assets held for sale	353	—

Current assets	3,457	2,228
Property and equipment, net	303	361
Software, net	1,664	1,645
Other identifiable intangible assets, net	3,034	3,102
Goodwill	7,857	7,913
Equity method investments	163	202
Other financial assets	480	466
Other non-current assets	713	680
Deferred tax	1,237	1,343

Total assets	$18,908	$17,940

Liabilities and equity
Liabilities
Current indebtedness	$565	$795
Payables, accruals and provisions	1,071	1,090
Current tax liabilities	247	224
Deferred revenue	1,191	1,251
Other financial liabilities	81	108

Current liabilities excluding liabilities associated with assets held for sale	3,155	3,468
Liabilities associated with assets held for sale	34	—

Current liabilities	3,189	3,468
Long-term indebtedness	3,247	1,328
Provisions and other non-current liabilities	613	656
Other financial liabilities	276	210
Deferred tax	359	364

Total liabilities	7,684	6,026

Equity
Capital	3,095	3,597
Retained earnings	9,095	9,220
Accumulated other comprehensive loss	(966)	(903)

Total equity	11,224	11,914

Total liabilities and equity	$18,908	$17,940

Thomson Reuters Reports Third-Quarter 2026 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$289	$364	$1,102	$963
Adjustments for:
Depreciation	24	26	75	77
Amortization of software	202	181	596	533
Amortization of other identifiable intangible assets	23	24	72	73
Share of post-tax losses in equity method investments	5	13	16	23
Net gains on disposals of businesses and investments	—	(162)	—	(164)
Deferred tax	7	32	53	49
Other	69	52	109	223
Changes in working capital and other items	(72)	105	(168)	(80)

Operating cash flows from continuing operations	547	635	1,855	1,697
Operating cash flows from discontinued operations	52	69	169	198

Net cash provided by operating activities	599	704	2,024	1,895

Investing activities
Acquisitions, net of cash acquired	(13)	(193)	(261)	(823)
Proceeds related to disposals of businesses and investments	—	247	1	252
Capital expenditures	(176)	(161)	(508)	(475)
Other investing activities	1	—	1	1
Taxes (paid) received on disposals	—	(33)	7	(33)

Investing cash flows from continuing operations	(188)	(140)	(760)	(1,078)
Investing cash flows from discontinued operations	—	(1)	(1)	(1)

Net cash used in investing activities	(188)	(141)	(761)	(1,079)

Financing activities
Proceeds from debt	2,022	—	2,022	—
Repayments of debt	—	—	(500)	(999)
Net (repayments) borrowings under short-term loan facilities	(1,068)	339	237	339
Payments of lease principal	(15)	(14)	(45)	(47)
Payments for return of capital on common shares	—	—	(605)	—
Repurchases of common shares	(238)	(670)	(600)	(670)
Dividends paid on preference shares	(1)	(1)	(3)	(3)
Dividends paid on common shares	(274)	(260)	(829)	(779)
Other financing activities	(21)	—	(56)	(10)

Financing cash flows from continuing operations	405	(606)	(379)	(2,169)
Financing cash flows from discontinued operations	—	(1)	(1)	(1)

Net cash provided by (used in) financing activities	405	(607)	(380)	(2,170)

Translation adjustments	1	(2)	—	4

Increase (decrease) in cash and cash equivalents	817	(46)	883	(1,350)
Cash and cash equivalents at beginning of period	577	664	511	1,968

Cash and cash equivalents at end of period	$1,394	$618	$1,394	$618

Thomson Reuters Reports Third-Quarter 2026 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,	Year ended December 31,
	2026	2025	2026	2025	2025 Reported	2025 Revised(2)
Earnings from continuing operations	$289	$364	$1,102	$963	$1,483	$1,225
Adjustments to remove:
Tax expense	59	109	235	230	423	372
Other finance (income) costs	(2)	(7)	(19)	51	55	55
Net interest expense	51	38	137	103	143	143
Amortization of other identifiable intangible assets	23	24	72	73	98	98
Amortization of software	202	181	596	533	721	720
Depreciation	24	26	75	77	111	103

EBITDA	$646	$735	$2,198	$2,030	$3,034	$2,716
Adjustments to remove:
Share of post-tax losses in equity method investments	5	13	16	23	28	28
Other operating losses (gains), net	1	(160)	(72)	(162)	(164)	(165)
Fair value adjustments*	(1)	5	(2)	39	38	38

Adjusted EBITDA(1)	$651	$593	$2,140	$1,930	$2,936	$2,617

Adjusted EBITDA margin(1)	35.5%	35.8%	37.9%	37.6%	39.2%	37.4%

*

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,	Year ended December 31,
	2026	2025	2026	2025	2025 Reported	2025 Revised(2)
Net cash provided by operating activities*	$599	$704	$2,024	$1,895	$2,651	$2,651
Capital expenditures	(176)	(161)	(508)	(475)	(634)	(632)
Other investing activities	1	—	1	1	1	1
Payments of lease principal	(15)	(14)	(45)	(47)	(64)	(63)
Capital expenditures and payments of lease principal from discontinued operations	—	(2)	(2)	(2)	—	(3)
Dividends paid on preference shares	(1)	(1)	(3)	(3)	(4)	(4)

Free cash flow(1)	$408	$526	$1,467	$1,369	$1,950	$1,950

*

Includes operating cash flows from discontinued operations of $52 million, $69 million, $169 million, $198 million and $274 million in the three months ended September 30, 2026 and 2025, nine months ended September 30, 2026 and 2025 and the year ended December 31, 2025 - Revised, respectively.

Thomson Reuters Corporation

Reconciliation of Capital Expenditures to Accrued Capital Expenditures(1)

(millions of U.S. dollars)

(unaudited)

	Year ended December 31,	Year ended December 31,
	2025 Reported	2025 Revised(2)
Capital expenditures	$634	$632
Remove: IFRS adjustment to cash basis	(18)	(18)

Accrued capital expenditures(1)	$616	$614

Accrued capital expenditures as a percentage of revenues(1)	8.2%	8.8%

(1)	Refer to page 23 for additional information on non-IFRS financial measures.
(2)	Revised to reflect the Global Print business as discontinued operations.

Thomson Reuters Reports Third-Quarter 2026 Results

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,		Year ended December 31,	Year ended December 31,
	2026	2025	2026	2025	2025 Reported	2025 Revised(2)
Net earnings	$339	$423	$1,246	$1,170	$1,502	$1,502
Adjustments to remove:
Fair value adjustments*	(1)	5	(2)	39	38	38
Amortization of acquired software	58	52	174	153	206	206
Amortization of other identifiable intangible assets	23	24	72	73	98	98
Other operating losses (gains), net	1	(160)	(72)	(162)	(164)	(165)
Other finance (income) costs	(2)	(7)	(19)	51	55	55
Share of post-tax losses in equity method investments	5	13	16	23	28	28
Tax on above items(1)	(18)	16	(51)	(30)	(35)	(35)
Tax items impacting comparability(1)	(2)	11	(6)	(9)	57	57
Earnings from discontinued operations, net of tax	(50)	(59)	(144)	(207)	(19)	(277)
Interim period effective tax rate normalization(1)	(2)	2	9	(2)	—	—
Dividends declared on preference shares	(1)	(1)	(3)	(3)	(4)	(4)

Adjusted earnings(1)	$350	$319	$1,220	$1,096	$1,762	$1,503

Adjusted EPS(1)	$0.81	$0.71	$2.78	$2.43

Total change	14%		14%
Foreign currency	1%		1%
Constant currency	13%		14%
Diluted weighted-average common shares (millions)	434.0	450.3	439.1	450.8

Reconciliation of Full-Year Effective Tax Rate on Adjusted Earnings(1)	Year ended December 31,	Year ended December 31,
	2025 Reported	2025 Revised(2)
Adjusted earnings	$1,762	$1,503
Plus: Dividends declared on preference shares	4	4
Plus: Tax expense on adjusted earnings	401	350

Pre-tax adjusted earnings	$2,167	$1,857

IFRS tax expense	$423	$372
Remove tax related to:
Amortization of acquired software	46	46
Amortization of other identifiable intangible assets	23	23
Share of post-tax losses in equity method investments	2	2
Other finance costs	2	2
Other operating gains, net	(43)	(43)
Other items	5	5

Subtotal – Remove tax benefit on pre-tax items removed from adjusted earnings	35	35
Remove: Tax items impacting comparability	(57)	(57)

Total – Remove all items impacting comparability	(22)	(22)

Tax expense on adjusted earnings	$401	$350

Effective tax rate on adjusted earnings	18.5%	18.8%

*

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.
(2)	Revised to reflect the Global Print business as discontinued operations.

Thomson Reuters Reports Third-Quarter 2026 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended September 30,		Change
	2026	2025	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Disposals)	Organic
Total Revenues
Legal Professionals	$788	$721	9%	0%	9%	0%	9%
Corporates	544	489	11%	0%	11%	1%	10%
Tax, Audit & Accounting Professionals	276	247	11%	1%	10%	0%	10%

“Big 3” Segments Combined(1)	1,608	1,457	10%	0%	10%	0%	10%
Reuters	232	207	12%	0%	13%	0%	12%
Eliminations/Rounding	(7)	(6)

Total Revenues	$1,833	$1,658	10%	0%	10%	0%	10%

Recurring Revenues
Legal Professionals	$768	$703	9%	0%	9%	0%	9%
Corporates	468	433	8%	0%	8%	0%	8%
Tax, Audit & Accounting Professionals	201	179	12%	2%	10%	0%	10%

“Big 3” Segments Combined(1)	1,437	1,315	9%	0%	9%	0%	9%
Reuters	188	178	5%	0%	6%	0%	5%
Eliminations/Rounding	(7)	(6)

Total Recurring Revenues	$1,618	$1,487	9%	0%	8%	0%	8%

Transactions Revenues
Legal Professionals	$20	$18	18%	-1%	20%	0%	20%
Corporates	76	56	34%	2%	32%	9%	23%
Tax, Audit & Accounting Professionals	75	68	10%	-1%	11%	0%	11%

“Big 3” Segments Combined(1)	171	142	21%	0%	20%	4%	17%
Reuters	44	29	56%	-1%	57%	1%	56%
Eliminations/Rounding	—	—

Total Transactions Revenues	$215	$171	27%	0%	26%	3%	23%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2026 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Nine months ended September 30,		Change
	2026	2025	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Disposals)	Organic
Total Revenues
Legal Professionals	$2,316	$2,113	10%	1%	9%	0%	9%
Corporates	1,689	1,517	11%	1%	10%	0%	10%
Tax, Audit & Accounting Professionals	997	879	13%	1%	12%	2%	10%

“Big 3” Segments Combined(1)	5,002	4,509	11%	1%	10%	1%	9%
Reuters	673	621	8%	0%	8%	1%	7%
Eliminations/Rounding	(24)	(17)

Total Revenues	$5,651	$5,113	11%	1%	10%	1%	9%

Recurring Revenues
Legal Professionals	$2,255	$2,057	10%	1%	9%	0%	9%
Corporates	1,379	1,261	9%	1%	8%	0%	8%
Tax, Audit & Accounting Professionals	639	571	12%	2%	10%	0%	10%

“Big 3” Segments Combined(1)	4,273	3,889	10%	1%	9%	0%	9%
Reuters	562	529	6%	0%	6%	1%	5%
Eliminations/Rounding	(21)	(17)

Total Recurring Revenues	$4,814	$4,401	9%	1%	8%	0%	8%

Transactions Revenues
Legal Professionals	$61	$56	11%	0%	11%	-1%	12%
Corporates	310	256	21%	1%	20%	3%	18%
Tax, Audit & Accounting Professionals	358	308	16%	0%	16%	7%	9%

“Big 3” Segments Combined(1)	729	620	18%	0%	17%	5%	13%
Reuters	111	92	21%	-1%	23%	2%	21%
Eliminations/Rounding	(3)	—

Total Transactions Revenues	$837	$712	18%	0%	18%	4%	13%

	Year ended December 31,		Change
	2025	2024	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Disposals)	Organic
Total Revenues
Legal Professionals	$2,843	$2,902	-2%	0%	-2%	-10%	8%
Corporates	2,023	1,875	8%	0%	7%	-1%	9%
Tax, Audit & Accounting Professionals	1,291	1,154	12%	-1%	13%	3%	11%

“Big 3” Segments Combined(1)	6,157	5,931	4%	0%	4%	-5%	9%
Reuters	853	832	3%	1%	2%	1%	1%
Eliminations/Rounding	(24)	(24)

Total Revenues—Revised(2)	$6,986	$6,739	4%	0%	4%	-4%	8%

Total Revenues including Global Print (Reported)	$7,476	$7,258	3%	0%	3%	-4%	7%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.
(2)	Revised to reflect the Global Print business as discontinued operations for the year ended December 31, 2025.

Thomson Reuters Reports Third-Quarter 2026 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA (1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended September 30,		Change
	2026	2025	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$368	$353	4%	0%	4%
Corporates	197	177	11%	1%	10%
Tax, Audit & Accounting Professionals	83	76	10%	2%	8%

“Big 3” Segments Combined(1)	648	606	7%	1%	6%
Reuters	56	42	37%	0%	37%
Corporate Center	(53)	(55)	n/a	n/a	n/a

Total Adjusted EBITDA	$651	$593	10%	0%	9%

Adjusted EBITDA Margin(1)
Legal Professionals	46.6%	49.0%	-240bp	10bp	-250bp
Corporates	36.2%	36.3%	-10bp	30bp	-40bp
Tax, Audit & Accounting Professionals	30.2%	30.6%	-40bp	30bp	-70bp
“Big 3” Segments Combined(1)	40.3%	41.7%	-140bp	10bp	-150bp
Reuters	24.3%	19.9%	440bp	-10bp	450bp
Total Adjusted EBITDA Margin	35.5%	35.8%	-30bp	0bp	-30bp

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA (1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Nine months ended September 30,		Change
	2026	2025	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$1,104	$1,028	7%	1%	7%
Corporates	640	564	14%	1%	13%
Tax, Audit & Accounting Professionals	424	394	8%	1%	6%

“Big 3” Segments Combined(1)	2,168	1,986	9%	1%	8%
Reuters	138	126	10%	-5%	15%
Corporate Center	(166)	(182)	n/a	n/a	n/a

Total Adjusted EBITDA	$2,140	$1,930	11%	0%	10%

Adjusted EBITDA Margin(1)
Legal Professionals	47.7%	48.6%	-90bp	10bp	-100bp
Corporates	37.9%	37.2%	70bp	-10bp	80bp
Tax, Audit & Accounting Professionals	42.5%	43.9%	-140bp	-10bp	-130bp
“Big 3” Segments Combined(1)	43.3%	43.9%	-60bp	-10bp	-50bp
Reuters	20.5%	20.2%	30bp	-90bp	120bp
Total Adjusted EBITDA Margin	37.9%	37.6%	30bp	-10bp	40bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2026 Results

Reconciliation of adjusted EBITDA margin(1)

To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue from its IFRS revenues. The charts below reconcile IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

(millions of U.S. dollars) (unaudited) Three months ended September 30, 2026	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$788	—	$788	$368	46.6%
Corporates	544	—	544	197	36.2%
Tax, Audit & Accounting Professionals	276	—	276	83	30.2%

“Big 3” Segments Combined(1)	1,608	—	1,608	648	40.3%
Reuters	232	—	232	56	24.3%
Eliminations/Rounding	(7)	—	(7)	—	n/a
Corporate Center	—	—	—	(53)	n/a

Consolidated totals	$1,833	—	$1,833	$651	35.5%

Nine months ended September 30, 2026
Legal Professionals	$2,316	—	$2,316	$1,104	47.7%
Corporates	1,689	—	1,689	640	37.9%
Tax, Audit & Accounting Professionals	997	—	997	424	42.5%

“Big 3” Segments Combined(1)	5,002	—	5,002	2,168	43.3%
Reuters	673	—	673	138	20.5%
Eliminations/Rounding	(24)	—	(24)	—	n/a
Corporate Center	—	—	—	(166)	n/a

Consolidated totals	$5,651	—	$5,651	$2,140	37.9%

Three months ended September 30, 2025
Legal Professionals	$721	—	$721	$353	49.0%
Corporates	489	—	489	177	36.3%
Tax, Audit & Accounting Professionals	247	—	247	76	30.6%

“Big 3” Segments Combined(1)	1,457	—	1,457	606	41.7%
Reuters	207	—	207	42	19.9%
Eliminations/Rounding	(6)	—	(6)	—	n/a
Corporate Center	—	—	—	(55)	n/a

Consolidated totals	$1,658	—	$1,658	$593	35.8%

Nine months ended September 30, 2025
Legal Professionals	$2,113	—	$2,113	$1,028	48.6%
Corporates	1,517	—	1,517	564	37.2%
Tax, Audit & Accounting Professionals	879	$20	899	394	43.9%

“Big 3” Segments Combined(1)	4,509	20	4,529	1,986	43.9%
Reuters	621	—	621	126	20.2%
Eliminations/Rounding	(17)	—	(17)	—	n/a
Corporate Center	—	—	—	(182)	n/a

Consolidated totals	$5,113	$20	$5,133	$1,930	37.6%

n/a: not applicable

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Third-Quarter 2026 Results

Thomson Reuters Corporation

“Big 3” Segments and Consolidated Adjusted EBITDA(1) and the Related Margins(1)

(millions of U.S. dollars)

(unaudited)

	Year ended	Year ended
	December 31,	December 31,
	2025 Reported	2025 Revised(2)

Adjusted EBITDA(1)
Legal Professionals	$1,354	$1,354
Corporates	727	727
Tax, Audit & Accounting Professionals	614	614

“Big 3” Segments Combined(1)	2,695	2,695
Reuters	174	174
Global Print	185	—
Corporate Center	(118)	(252)

Total Adjusted EBITDA	$2,936	$2,617

“Big 3” Segments Combined(1)
Adjusted EBITDA	$2,695	$2,695
Revenues, excluding $20 million of fair value adjustments to acquired deferred revenue	$6,177	$6,177
Adjusted EBITDA margin	43.6%	43.6%
Consolidated(1)
Adjusted EBITDA	$2,936	$2,617
Revenues, excluding $20 million of fair value adjustments to acquired deferred revenue	$7,496	$7,006
Adjusted EBITDA margin	39.2%	37.4%

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

Thomson Reuters Corporation

Reconciliation of Net Debt(1) and Leverage Ratio of Net Debt to Adjusted EBITDA(1)

(millions of U.S. dollars)

(unaudited)

	September 30, 2026	December 31, 2025
Current indebtedness	$565	$795
Long-term indebtedness	3,247	1,328

Total debt	3,812	2,123
Swaps	108	16

Total debt after swaps	3,920	2,139
Remove fair value adjustments for hedges	(1)	(2)

Total debt after hedging arrangements	3,919	2,137
Collateral assets	(44)	(7)
Remove transaction costs, premiums or discounts, included in the carrying value of debt	38	28
Add: Lease liabilities (current and non-current)	228	249
Less: Cash and cash equivalents	(1,394)	(511)

Net debt	$2,747	$1,896

Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA(2)	$2,827	$2,617
Net debt/adjusted EBITDA(2)	1.0:1	0.7:1

(1)	Refer to page 23 for additional information on non-IFRS financial measures.
(2)	Revised to reflect the Global Print business as discontinued operations for the year ended December 31, 2025.

Thomson Reuters Reports Third-Quarter 2026 Results

Non-IFRS Financial Measures	Definition	Why Useful to the Company and Investors

Adjusted EBITDA and the related margin	Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue. The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose. Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess the company’s ability to incur and service debt.

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired software), other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in the company’s computation of adjusted earnings.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax expense or benefit plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, the company also makes an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

The company’s effective tax rate computed in accordance with IFRS may be more volatile by quarter because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year. Therefore, the company believes that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow	Net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.	Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends, fund share repurchases and acquisitions.

Changes before the impact of foreign currency or at constant currency	The changes in revenues, adjusted EBITDA and the related margin, and adjusted EPS before currency (at constant currency or excluding the effects of currency) are determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.	Provides better comparability of business trends from period to period.

Changes in revenues computed on an organic basis	Represent changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.	Provides further insight into the performance of the company’s existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues	Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on which the company manages capital expenditures for internal planning purposes.

“Big 3” segments	The company’s combined Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprised approximately 89% of revenues and represent the core of the company’s business information service product offerings.

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt is total debt, plus related hedging instruments and collateral balances, along with lease liabilities, excluding unamortized transaction costs and any premiums or discounts on debt, minus cash and cash equivalents. We exclude specific hedging components to reflect the net cash outflow upon debt maturity.

Net debt to adjusted EBITDA is net debt divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a company’s leverage and its ability to pay its debt. Given that the company hedges some of its debt to manage risk, the company includes hedging instruments as it believes it provides a better measure of the total obligation associated with its outstanding debt. Since the company plans to hold its debt and related hedges until maturity, the net debt calculation is adjusted to reflect the net cash outflow at maturity, after deducting cash and cash equivalents.

The company’s non-IFRS measure is aligned with the calculation of its internal target leverage ratio and is more conservative than the maximum ratio allowed under the contractual covenants in its credit facility.

Please refer to reconciliations for the most directly comparable IFRS financial measures.